SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Seacoast Banking Corporation of Florida
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

811707306
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 811707306
1	NAME OF REPORTING PERSONS I. Otter Creek Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 2,130,700
	6	SHARED VOTING POWER: -0-
	7	SOLE DISPOSITIVE POWER: 2,130,700
	8	SHARED DISPOSITIVE POWER: -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,130,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.3%
12	TYPE OF REPORTING PERSON PN

CUSIP Number 811707306
1	NAME OF REPORTING PERSONS I. Otter Creek International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 3,782,364
	6	SHARED VOTING POWER: -0-
	7	SOLE DISPOSITIVE POWER: 3,782,364
	8	SHARED DISPOSITIVE POWER: -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,782,364
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0%
12	TYPE OF REPORTING PERSON IV

Item 1.

1(a) Name of Issuer:

Seacoast Banking Corporation of Florida (the "Issuer")

1(b) Address of Issuer's principal executive offices:

815 Colorado Avenue
Stuart, FL 34994

Item 2.

2(a) Name of person filing:

This filing is being made by Otter Creek Partners I, L.P. (“OCP”) and Otter Creek International Ltd. (“OCI”). Otter Creek Management Inc. is the general partner of OCP and the investment adviser to OCI, and in such capacities makes investment decisions for them, including the decision to invest in shares of the Issuer.

2(b) Address or principal business office or, if none, residence:

OCP’s address is:

222 Lakeview Avenue
Suite 1130
West Palm Beach, Florida 33401

OCI’s address is:

c/o Caceis (Bermuda) Limited
William House, 20 Reid Street
Hamilton HM 11, Bermuda

2(c) Citizenship:

OCP is a Delaware limited partnership and OCI is a British Virgin Islands investment company.

2(d) Title of class of securities:

Common Stock, par value $0.10 per share (“Common Stock”)

2(e) CUSIP No.:

811707306

Item 3.

Not applicable.

Item 4.  Ownership

(a) Amount beneficially owned:

OCP:   2,130,700 shares
OCI:    3,782,364 shares

(b) Percent of class:

Based on 93,487,581 shares of Common Stock of the Issuer outstanding, which OCP and OCI believe to be the approximate number of shares of Common Stock of the Issuer outstanding on December 31, 2010, OCP and OCI own 2.3% and 4.0%, respectively, of the outstanding shares of Common Stock of the Issuer.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

OCP:   2,130,700 shares
OCI:    3,782,364 shares

(ii) Shared power to vote or to direct the vote:

OCP:   0 shares
OCI:    0 shares

(iii) Sole power to dispose or to direct the disposition of:

OCP:   2,130,700 shares
OCI:    3,782,364 shares

(iv) Shared power to dispose or to direct the disposition of:

OCP:   0 shares
OCI:    0 shares

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item  7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.  Identification and Classification of Members of the Group

This filing is made on behalf of OCP and OCI.  See Exhibit 1 attached hereto.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011	OTTER CREEK PARTNERS I, L.P.

	By:	Otter Creek Management, Inc., its general partner
	By:	/s/ R. Keith Long
Print Name: R. Keith Long
Title: President

OTTER CREEK INTERNATIONAL LTD.

By:	/s/ R. Keith Long
Print Name: R. Keith Long
Title: Director

EXHIBIT 1

AGREEMENT

                THIS AGREEMENT is made and entered into as of October 18, 2010 between Otter Creek Partners I, L.P., a Delaware limited partnership (“OCP”) and Otter Creek International Ltd., a British Virgin Islands investment company (“OCI”).

                WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing.

                NOW, THEREFORE, the undersigned hereby agree as follows:

                1.     The Schedule 13G with respect to Seacoast Banking Corporation of Florida to which this is attached as Exhibit 1 is filed on behalf of OCP and OCI.

                2.     Each of OCP and OCI is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.

                IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

OTTER CREEK PARTNERS I, L.P.

By:	Otter Creek Management, Inc., its general partner
By:	/s/ R. Keith Long
Print Name: R. Keith Long
Title: President

OTTER CREEK INTERNATIONAL LTD.

By:	/s/ R. Keith Long
Print Name: R. Keith Long
Title: Director